Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

News Release

For Immediate Release

CBOE HOLDINGS REPORTS

JANUARY 2017 TRADING VOLUME

CHICAGO, IL -- February 2, 2017 -- CBOE Holdings, Inc. (NASDAQ: CBOE) today reported January monthly trading volume on its website under the Quotes & Data section.

The data sheet, with a complete overview of January trading volume for CBOE Holdings, including Chicago Board Options Exchange® (CBOE®), C2 Options Exchange (C2) and CBOE Futures Exchange (CFE®), can be found at http://www.cboe.com/publish/monthly-volume-files/monthly-volume-rpc-2017-020217.pdf.

CBOE Holdings Trading Volume: January*

CBOE Holdings Consolidated Trading Volume Current Month
(contracts in thousands)	Jan 2017	Jan 2016	% Chg	Dec 2016	% Chg
Trading Days	20	19		21
Total Contracts (options & futures)	97,810.7	102,994.5	-5%	96,117.7	2%
Total Options Contracts (CBOE & C2)	93,136.6	97,826.1	-5%	91,845.0	1%
Total Futures Contracts (CFE)	4,674.1	5,168.4	-10%	4,272.6	9%

Total ADV (options & futures)	4,890.5	5,420.8	-10%	4,577.0	7%
Total Options ADV (CBOE & C2)	4,656.8	5,148.7	-10%	4,373.6	6%
Total Futures ADV (CFE)	233.7	272.0	-14%	203.5	15%

*May not foot due to rounding

CBOE Holdings Average Revenue Per Contract

The company plans to report its average revenue per contract for the three months ended December 31, 2016, in conjunction with its quarterly earnings news release, which is expected to be issued on Monday, February 6, 2017.  The 2016 data sheet will be updated to include this information.

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News Release: CBOE Holdings January 2017 Volume Report

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About CBOE Holdings:

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE), and other subsidiaries. CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option.  Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.

Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-V

CBOE-2

CBOE-OE

CBOE-EF

CBOE®, Chicago Board Options Exchange®, CFE®, FLEX®, Livevol®, CBOE Volatility Index® and VIX® are registered trademarks, and BuyWriteSM, BXMSM, CBOE Futures ExchangeSM, The Options InstituteSM and WeeklysSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE, CFE and C2. All other trademarks and service marks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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News Release: CBOE Holdings January 2017 Volume Report

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Additional Information Regarding the Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This press release relates to the proposed merger transaction involving CBOE Holdings, Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.